Filed by Spring Valley Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Spring Valley Acquisition Corp.
Commission File No. 001-39736

On April 8, 2021, AeroFarms sent a letter to current shareholders of AeroFarms regarding the proposed business combination with Spring Valley Acquisition Corp. The full letter is copied below.

CONFIDENTIAL AEROFARMS | PAGE 1 SHAREHOLDER LETTER APRIL 2021

CONFIDENTIAL AEROFARMS | PAGE 2 TO OUR SHAREHOLDERS Since our founding, our vision at AeroFarms has been to use our technology for good, innovating to transform agriculture and make a positive impact on the planet. At the end of March, we shared an exciting milestone to further this vision as we announced plans to go public through a business combination with a special purpose acquisition company (SPAC). This is an exciting time for AeroFarms and I want to thank you for your continued support. We are incredibly proud of how the AeroFarms community has come together amid the challenges of the global pandemic to continue advancing our mission to grow the best plants possible for the betterment of humanity – we haven’t missed a beat. With the proceeds from our transaction, we believe we will have a fully capitalized balance sheet to meet the equity needs to execute on our plan to significantly scale-up our commercial operations. In this letter, I’ll share some of the details of our announcement so you have a clear sense of what lies ahead as we work towards closing, before sharing updates on each of our key business areas. This includes new talent we brought to our leadership team, records we set in operations and sales (including 500% year over year growth at Whole Foods Market), preparations for our next farm in Danville, Virginia, and the advancement of several priority areas of business development. We have a lot planned for 2021, which I have started referring to as “the AeroFarms Year of Scale.” We aspire to learn, grow and improve our company every day and I believe we can do this at a much bigger scale as we continue to bring out the best in plants to enrich our people, customers and communities. Our journey to create positive impact is just beginning and we look forward to continuing the next chapter with you. With that in mind, I am pleased to provide this update on the company. Many of your questions about the merger may be answered in the S-4 filing that will be made available in the coming weeks and in the information included in this letter. Later in the transaction process, we will also be distributing an information statement to our stockholders. Should you have any questions or items you would like to discuss before that filing, please don’t hesitate to reach out to me or our CFO Guy Blanchard. Our team looks forward to hearing from you. Thank you, David Rosenberg CEO and Co-Founder

AeroFarms

OUR PUBLIC ANNOUNCEMENT

On Friday, March 26, 2021 AeroFarms began a new chapter, announcing our plans to go public and list our stock on the Nasdaq Exchange. This will be made possible through a merger with Spring Valley Acquisition Corp. (Nasdaq: SV), a SPAC with a mandate to partner with an industry-leading, best-in-class, sustainability-focused company – AeroFarms fits that mold perfectly. Their team recognized our technological platform and how this set us apart from other opportunities.

Chris Sorrells, CEO of Spring Valley Acquisition Corp., mentioned in our press release, "We are ecstatic to combine forces with AeroFarms, the market leader in vertical farming, to accomplish this vision. AeroFarms has a technological edge on the industry, developing a world-class innovation team that has fueled a robust and growing intellectual property portfolio of patents and trade secrets."

Under the terms of our Merger Agreement with Spring Valley, the transaction is valued at a fully diluted pro forma equity value of approximately $1.2 billion, assuming no redemptions by Spring Valley shareholders. The private investment in public equity (PIPE) offering was anchored by leading institutional investors, AeroFarms insiders, as well as Pearl Energy Investments, the sponsor of Spring Valley. Upon the closing of the transaction, AeroFarms will become a public company, trading under the ticker symbol ARFM. We also expect to nominate two of Spring Valley's existing directors, Debora Frodl and Patrick Wood, III, to our Board of Directors, with additional nominees to be named at a future date.


NASDAQ CONGRATULATES
VALLEY ACQUISITION
AGREEMENT TO COMBINE
AEROFARMS
AeroFarms
Nasdaq

This event is a meaningful enabler for AeroFarms and provides significant financial resources to fund our accelerated growth. Our business is at an inflection point where we can scale up and begin our expansion plans in earnest. We are eager and excited to kick off the next chapter in our journey as the world leader in indoor vertical farming.

Process and Timeline

Following the announcement of the Merger Agreement on March 26, 2021, we are working diligently toward satisfying the required documentation for the Securities and Exchange Commission. Notably, Spring Valley will be filing a registration statement on Form S-4 in the coming weeks, which will provide the investment community a comprehensive view of our company and the transaction.

In the next few months as we work towards closing, we are embarking on an active marketing campaign to broaden exposure to the investment community. This is taking the form of updates

CONFIDENTIAL

AEROFARMS | **PAGE 3**

CONFIDENTIAL AEROFARMS | PAGE 4 on our progress as we meet key milestones, media appearances, meetings with investors and introductions to prospective covering research analysts. This process all builds towards our goal to achieve a positive outcome on the Spring Valley shareholder vote on the merits of the Business Combination Proposal, which is expected towards the end of June or early July 2021 and will be solicited via the filing of a proxy statement on Form DEFA14A with the Securities and Exchange Commission. We appreciate your support to date and are excited to deliver on our commitment to take our amazing innovations and accomplishments to the public markets. We believe this proposed transaction will provide you improved liquidity and the opportunity to grow with us as we execute on our plan to significantly scale up our business. Details about how we plan to do this are outlined in the sections below. Effect to Current AeroFarms Shareholders At consummation of the merger, Spring Valley will change its name to AeroFarms, Inc. Simultaneously, shares in Dream Holdings, Inc. will convert into the shares of AeroFarms, Inc., at an estimated preliminary conversion ratio of 0.85 shares of AeroFarms, Inc. stock for each share of Dream Holdings, Inc., preferred or common stock, other than shares of Series 2 preferred stock. That stock is expected to convert into shares of AeroFarms, Inc. stock at an estimated preliminary exchange ratio of 1.0632 shares of AeroFarms, Inc. stock for each share of Dream Holdings, Inc. Series 2 preferred stock. The final exchange ratio for all shares of Dream Holdings, Inc. preferred or common stock, other than Series 2 preferred stock, will depend upon the number of options exercised and granted, and warrants exercised as of the merger closing date. The new shares in AeroFarms, Inc. are expected to become tradable beginning after 180 days from the merger closing date. If you would like to discuss this opportunity further or have any questions, please don’t hesitate to reach out to me or our CFO Guy Blanchard. Additional Information Further background on our public announcement, updates on AeroFarms as well plans for our future can be found on our investor relations webpage: https://aerofarms.com/investors. This includes access to the following materials: .. Net Road Show – approximately 45-minute recording with slide presentation, as delivered to investors by AeroFarms and Spring Valley .. Investor Presentation – presentation materials shared during investor meetings .. Press Release – short press release shared with media outlets on March 26, 2021

CONFIDENTIAL AEROFARMS | PAGE 5 .. Webcast – approximately 30-minute audio recording of transaction announcement by AeroFarms and Spring Valley .. Transcript of Transaction Announcement – written transcript of transaction announcement by AeroFarms and Spring Valley OUR TEAM Scaling to the next chapter at AeroFarms would not be possible without our incredible team. This past year was difficult for people everywhere and our hearts go out to the numerous loved ones, friends and members of our community who suffered dearly through the COVID-19 pandemic. At AeroFarms, we put the health of our employees first. With a limited number of reported COVID-19 cases among our workforce, we remain relatively healthy. Throughout the pandemic, we have helped keep our people safe, comfortable in the workplace and have furthered our efforts to feed local communities. This past year, we continued to develop our workforce, welcomed tremendous talent into our company and became a truly global organization. After over a year of tremendous efforts across our company, in December 2020 we were excited to promote MaryAlice Feinstein, our Vice President of People, to the role of Chief People Officer. Under MaryAlice’s leadership, we continue to grow our team to enable the innovation that fuels our business. In total, as of this writing, our team of innovators – including engineers, plant scientists and computer programmers – makes up approximately 50% of all corporate employees. We also added about 20 new positions across the company this year, including several who are based out of our new office in the United Arab Emirates and will support the launch of our Abu Dhabi Research Center, AgX. On the management team alone, we welcomed several new leaders, including: Mark Boyland – General Counsel Mark has over 30 years of experience providing legal counsel and joined the company in May 2020. Before coming to AeroFarms, Mark was General Counsel at Benjamin Moore and Head of Compliance at Tata. Gary Cohen – Chief Revenue Officer Gary joined us in March 2021 after 37 years at Becton, Dickinson and Company (BD). At BD, Gary served in various senior roles including EVP of Global Health, president of the BD Foundation, and EVP for International Operations and EVP for the Medical Segment, each representing about half the company’s revenues.

CONFIDENTIAL AEROFARMS | PAGE 6 Andreas Sokollek – Chief Operating Officer With over 27 years of experience, Andreas came to AeroFarms in February 2020 after having served as COO at Schweid & Sons, SVP of Supply Chain and Operations at Chobani and SVP of Operations for Kraft US Snacks. Dane Almassy – Vice President of Sales Dane joined us in October 2020 with over 18 years of experience. Dane previously worked in executive sales roles at Earthbound Farm, PepsiCo, Aurora Organic Dairy and F&S Produce. Stacy Kimmel, Ph.D. – Vice President of Research & Development We welcomed Stacy to the company in March 2020. Stacy has over 20 years of experience leading innovation at McCormick and the Campbell Soup Company and a Ph.D. in food science. Fadi Sbaiti – General Manager for AgX In September 2020, we welcomed Fadi as one of our first employees based out of the UAE. Fadi has over 18 years working in general management, including as a partner at Stanton Chase and UAE General Manager of Decision Sciences. Charlie Wang, Ph.D. – Senior Vice President for AgX Charlie joined AeroFarms in April 2020, bringing over 20 years of experience in solar energy technology. Charlie was the former CEO and president of Oasis Biotech, a Las Vegas vertical farming company. We look forward to a year of continued growth and further increasing our headcount to drive value for the company. LEAFY GREENS BUSINESS One of our biggest areas of achievement this past year was in operations, where our baby leafy green and microgreen products continue to be harvested at record high levels and excellent quality. Despite staffing challenges at the beginning of 2020 due to COVID-19, we are reliably achieving the key performance indicators (KPIs) at scale needed for commercial success. We also continue to use our 212 Rome farm as a pilot to test engineering and R&D innovations, which we believe will help further drive down costs and improve quality over time. Our record sales are further evidence of our operating success. Though we had to adjust to the dip in demand from our food service accounts (such as restaurants and cafeterias) because of the pandemic, we have experienced increasing sales for our retail chain customers with our

CONFIDENTIAL AEROFARMS | PAGE 7 product available in over 200 stores in the Northeast US. At Whole Foods Market, where we introduced a new product mix, we experienced over 500% growth from 2019 to 2020. This is reflected in syndicated data we received on store velocities for our products versus those of our controlled environment agriculture (CEA) competitors. In 2020, AeroFarms performed on average 50% better than the CEA average per product (SKU) for our general market area. In a recent customer survey, we also received a best-in-class Net Promoter Score (a key indicator of customer satisfaction) over 50% higher than the indoor vertical farming segment average. This objective data is validation of the superior taste and texture that our products bring to the market. In the months ahead, we plan to build on this progress with expansions to new stores, new product innovations and new customers. We recently launched a strategic partnership with Baldor Specialty Foods, which will help manage local distribution and bring our microgreen products to new grocery stores and food service customers. As we bring on new customers, our R&D and sales teams are partnering to advance the commercialization of several product innovations which we expect to hit the shelves and bring more variety to shoppers in 2021. To complement these efforts, we are also completing a rebranding this year. When we first launched the Dream Greens brand, we did so without knowing how shoppers would respond to produce grown indoors. Over the last several years, however, customers have embraced our story and view our innovative approach to growing as a benefit and a differentiator. Armed with this insight, in the coming months we will be introducing a unified brand to sell products under one AeroFarms label. We expect this shift to enhance customer pull-through in-store and further solidify our position as the industry leader in vertical farming. To support our growth in sales, we anticipate a breakthrough year for operations in 2021. In Newark, we will continue to operate our 212 Rome facility to prepare for our next farm while reducing cash spend. With our Engineering and R&D teams, Operations is working to implement several farm initiatives designed to drive ROI through an increase in harvest yield and a decrease in capital and operational expenditures. Over the course of 2020, AeroFarms experienced a 23% increase in yield for our products. Our innovation drives performance improvements like this across the farm. We have high confidence that additional projects can result in similar improvements, resulting in increased productivity, higher quality and better economics for our business. FARM DEVELOPMENT The COVID-19 pandemic has exposed enormous stresses in the global food supply chain and the risks associated with centralized food production. Our vertical farms are more important than ever as a platform to democratize food access, promote safety and traceability in food production and decrease risks in the supply chain by closing the gap between consumption and production in the United States and internationally.

CONFIDENTIAL AEROFARMS | PAGE 8 As evidence of the growing applicability of our farm platform, this past year we announced an investment commitment from the Abu Dhabi Investment Office (ADIO) to build AgX. AgX will be dedicated to state-of-the-art R&D and further advance new technologies and the development of new crops. As our first project in the region, AgX will also serve as a hub for further expansion in the Middle East. We expect to begin construction for our facility in Abu Dhabi in the second quarter of 2021. Looking ahead, our Farm Development team continues to develop a strategic pipeline of farm projects for future development. We select sites based on a detailed methodology and weighing of a variety of factors, including access to customers and market depth within a day's drive. We identify sites that offer an advantageous cost structure. Utility costs differ significantly across the country, and getting electricity, labor, construction and logistics costs correct are all important to achieving strong farm-level economics. Speed to build is also critical for us, so sites that are permit-ready, have utilities in place and excellent infrastructure are key elements in our decision tree. Based on these criteria, we have identified a pipeline of excellent locations where we can execute over the coming years. Our most advanced project continues to be our publicly announced Danville, Virginia commercial farm, where we expect to break ground in April. Danville provides access to a thousand retail doors in the region, 50 million people within a day's drive, and very competitive energy costs. The farm site is ready to develop with reliable infrastructure and excellent access to utilities. With technological advancements like enhanced automation, integrated nutrient delivery and the development of agSTACK – our second-generation digital control platform – we will further improve the economics and the quality of the outputs of our Danville farm. We plan to begin production at Danville in 2022, with existing customer relationships expected to absorb up to 60% of production.

Beyond Danville, our 5-year plan represents an initial portfolio of 15 additional commercial farms in North America, constructed at a rate of three per year starting in 2022. The expected closing dates for three of these farms, as well as potential target locations, are indicated in the diagram below. The capital from our transaction fully funds the equity needs of this commercial farm expansion, as well as R&D and working capital requirements.

As we build our farm development pipeline, we will continue to seek projects and partners where we can demonstrate strong economics and deliver on our value proposition to create greater food access and solve issues of food insecurity. We have many exciting opportunities available and continue to vet these as they arise to ensure we maximize our returns on capital and drive value for our stakeholders.

BUSINESS DEVELOPMENT

Building on our successful performance at our 212 Rome farm and our growing pipeline of potential farm projects, our Business Development team is taking our value proposition to new markets and applying our learnings to solve broader problems in agriculture. Today Business Development has a budget within R&D to advance strategic projects in our leafy greens core market and four additional key areas: berries, plant-made pharmaceuticals, advanced genetics (including speed breeding), and technology components. As we build our leafy greens business, we will continue to evolve the scope of our growing platform to enable us to capture these new opportunities as they mature.



Expansion into Berries and Other Markets
Fresh produce market opportunity: $1.3tn[1]
Producing higher-quality berries and other traditionally seasonal produce year-round
Work to Date Includes:
• Have grown thousands of berry plants in R&D facilities since 2017
• Growing capabilities yield strawberries that consistently exceed industry averages for sweetness
UC DAVIS Plant Breeding Center
USDA
Plant-made Pharmaceuticals, Nutraceuticals and Cosmeceuticals
Broader market opportunity: $471bn[2]
Using plants as bioreactors to produce proteins and inputs for other applications
Work to Date Includes:
• Actively participating in a National Institutes of Health (NIH) sponsored trial
• Growing an Active Pharmaceutical Ingredient (API) for COVID-19 (or other SARS) therapeutic trial
NIH
Advanced Genetics Products and Services
Broader market opportunity: $56bn[3]
Using fully-controlled platform for speed breeding and genetic development
Work to Date Includes:
• Founding Member of the Precision Indoor Plants (PIP) Consortium and Principal Investigator for first and largest project (lettuce)
• Co-developed first ever CRISPR-Cas9 produce product
BASF
GreenVenus
FFAR
BENSON HILL
FLUENCE
Technology Components
Broader market opportunity: $10bn[4]
Potentially selling components of technology platform, including lighting and agSTACK system
Work to Date Includes:
• Co-developed standalone machine vision capabilities with Nokia Bell Labs
• Co-developed a horticulture luminaire
• Developing proprietary automated nutrient delivery and agSTACK systems
NOKIA Bell Labs

[1] IBM 2019 retail food market data, excludes foodservice sales; Produce is defined as fresh produce minus leaf and stem vegetables; [2] Technavio 2020; [3] 2019 Mordor Global Seed Market - Growth, Trends, and Forecast; [4] 2020 Markets and Markets – Hydroponics Market Global Forecast

Over the course of the last year we advanced projects and launched collaborations across all of the key areas listed above. On March 30, 2021, we announced a multi-year partnership with Hortifrut, a global leader in berry production, to optimize plants for indoor growing and commercialize blueberries and caneberries grown in vertical farms. To date we have grown over

CONFIDENTIAL AEROFARMS | **PAGE 9**

CONFIDENTIAL AEROFARMS | PAGE 10 fifty different varieties of berries to continue to optimize the right genetics for indoor growing. Berries today are subject to seasonal supply chain constraints and high pesticide use. We believe our berries will be sweeter than field-grown varieties, while being grown year-round with zero pesticides. Another project to highlight is our work in advanced plant genetics. In December, we announced a four-year, $2.1 million research collaboration with the Precision Indoor Plants (PIP) Consortium of the Foundation for Food and Agriculture Research (FFAR). As Principal Investigator of the Consortium, AeroFarms will lead a group of partners including BASF, Fluence by OSRAM, Benson Hill and GreenVenus to focus on how to improve the yield and quality of lettuce grown in indoor environments. With these projects and others, we continue to address broader problems in agriculture and use our technology platform to unlock new market opportunities and increase returns for our shareholders. THANK YOU We are tremendously excited for the great opportunities that lay ahead for AeroFarms as we scale to additional farm locations, expand our leafy green business and innovate to bring our technology platform to new markets. Thank you to our employees, our customers and all our shareholders for the support and confidence as we begin this next chapter. Our journey is just beginning and we look forward to continuing to grow with you as we bring agriculture to new heights.

***

Important Information and Where to Find It

In connection with the proposed business combination (the “Proposed Transactions”), Spring Valley intends to file the Proxy with the SEC, which will be distributed to holders of Spring Valley’s common stock in connection with Spring Valley’s solicitation of proxies for the vote by the Spring Valley Stockholders with respect to the Proposed Transactions and other matters as described in the Proxy. After the preliminary Proxy has been filed and cleared by the SEC, Spring Valley will mail a definitive Proxy to its stockholders. Spring Valley Stockholders and other interested parties are urged to read the Proxy, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Spring Valley, the Company and the Proposed Transactions. Spring Valley Stockholders and other interested parties may obtain free copies of the preliminary Proxy and definitive Proxy (when available) and other documents filed with the SEC by Spring Valley through the website maintained by the SEC at http://www.sec.gov or by directing a request to: Spring Valley Acquisition Corp., 2100 McKinney Ave, Suite 1675, Dallas, TX 75201 or (214) 308-5230.

Participants in the Solicitation

Spring Valley and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of Spring Valley is set forth in its registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Spring Valley Stockholders and other interested persons should read the Proxy carefully when it becomes available before making any voting decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, Spring Valley’s ability to enter into definitive agreements or consummate a transaction with the Company; Spring Valley’s ability to obtain the financing necessary consummate the Proposed Transactions; and the expected timing of completion of the Proposed Transactions. These statements are based on various assumptions and on the current expectations of Spring Valley’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Spring Valley and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to enter into definitive agreements or successfully or timely consummate the Proposed Transactions or to satisfy the other conditions to the closing of the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the Spring Valley Stockholders for the Proposed Transactions is not obtained; failure to realize the anticipated benefits of the Proposed Transactions, including as a result of a delay in consummating the Proposed Transaction or difficulty in, or costs associated with, integrating the businesses of Spring Valley and the Company; the amount of redemption requests made by the Spring Valley Stockholders; the occurrence of events that may give rise to a right of one or both of Spring Valley and the Company to terminate the Merger Agreement; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s business; and those factors discussed in Spring Valley’s registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020, under the heading “Risk Factors,” and other documents of Spring Valley filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Spring Valley nor the Company presently know or that Spring Valley and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spring Valley’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this press release. Spring Valley and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Spring Valley and the Company may elect to update these forward-looking statements at some point in the future, Spring Valley and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s or the Company’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.